Exhibit 99.1

IAMGOLD INCREASES DIVIDEND BY 33%
AND PROVIDES GUIDANCE FOR 2011

All amounts, including dividends, are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, December 9, 2010 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported that it has increased its annual dividend payment by 33% from $0.06 per share to $0.08 per share.  The annual dividend will be paid on January 14, 2011 to shareholders of record as of the close of trading on December 24, 2010.   In addition, the Company has provided guidance for 2011, with gold production expected to increase by approximately 20% over the current forecast production for 2010.

IAMGOLD’s President and CEO, Steve Letwin said, “The dividend increase reflects the confidence the board and management have in the current and future cash flows for the Company.   We have a superior combination of assets and people, and when you couple that with our strong balance sheet and attractive opportunities, the outlook for growth is very positive.”

In 2011, IAMGOLD expects attributable gold production to be in the range of between 1.1 million and 1.2 million ounces of gold at a cash cost of between $565 and $595 per ounce, assuming an average spot price for gold of $1,300.  For niobium the Company expects to produce between 4.7 million and 5.0 million kilograms of niobium at a margin of between $15 and $17 per kilogram.

As a further update to the status of the Essakane Mine in Burkina Faso, the electrical problem that occurred in November was fully rectified and the mine is operating at or above nameplate capacity. The land holding surrounding the current operations continues to exhibit significant upside potential and will be a focal point of the Company’s 2011 exploration plans.

In future, the Company plans to pay its dividend semi-annually.  For purposes of subsection 89(14) of the Income Tax Act, the Company designates all dividends payable on January 14, 2011 to be eligible dividends.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “guidance” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.